[Company letterhead]

March 28, 2011

Filed Via Edgar

Ms. Lauren Nguyen
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Stop 3561
Washington, D.C. 20549-3561

RE:	Felafel Corp.
Form S-1
Filed December 20, 2010
File No. 333-171277

Dear Ms. Nguyen:

This letter is in response to your letter dated March 2, 2011. Below we have noted the Staff’s comments in bold face type and our responses in regular type. The numbering corresponds to the comment numbers in the Staff’s letter.

General

1.
We note your response to our prior comment two and reissue. It appears that when the purchasers purchased restrictive, illiquid shares for $0.02 a share, they agreed that they were worth $0.02 a share with the restrictions of a non-public security. You are now registering a liquid, non-restrictive security. Either revise the price or explain why the changed factors do not result in a different price. Also, please provide us with a copy of the private offering memorandum and related agreements about the private offering.

We have raised the price of the shares to $0.03 per share.

There was no private offering memorandum. We filed a copy of the form of subscription agreement as Exhibit 10.1 to our initial filing.

Registration Statement Fee Table

2.	Please revise to include the specific provision under Rule 457 for purposes of calculating the registration fee.

We have revised the fee table to make specific reference to Rule 457(a).

Outside Front Cover Page of Prospectus

3.
We note your response to our prior comment four. With respect to the shares of common stock offered by the company, please identify the type of underwriting as “best efforts, minimum-maximum offering,” if true. Please also describe your plans for the return of proceeds from the sale of shares in the event you are unable to sell the minimum number of shares within 90 days from when the registration statement is declared effective. Additionally, please state the effect to investors if you are unable to secure an escrow agent.

We have identified the offering as being a “best efforts minimum-maximum” offering. As noted previously, there are no underwriters in this offering. Sales are being undertaken by our officers and directors on a “best efforts minimum-maximum basis.”

We have located an escrow agent and have agreed with that escrow agent on a form of escrow deposit agreement, which is attached to the Registration Statement as Exhibit 10.2. The agreement covers the return of funds in the event that we do not sell the minimum number of shares required under the offer’s terms within 90 days. Since we have now secured an escrow agent, the Commission’s question about what happens if we are unable to secure an escrow agent would appear to be moot.

4.	Please revise to state whether a subscription may be revoked once it is accepted by you.

We have revised the prospectus to indicate that subscriptions may be revoked until such time as the minimum number of shares have been sold, but not thereafter.

5.
Please revise to clarify whether or not there may be extensions to the offering period. If there may be extensions to the offering period revise to state the duration of such extensions. Refer to Item 501(b)(8)(iii) of Regulation S-K.

We have added disclosure to the effect that the offering period may not be extended.

Corporate Background, page 1

6.	We note that you are a development stage company. Please revise the second paragraph to additionally state that you have not commenced any business operations to date.

We have added disclosure to the effect that we have not commenced any business operations to date.

7.
Please revise the “Corporate Background” section to provide the information located under the “Going concern qualification,” “Burn rate,” “Additional cash requirements” and “Pilot restaurant opening” subsections which describe your business.

We have moved this disclosure to place these items within the “Corporate Background” section.

Risk Factors, page 3

8.
We note your response to our prior comment 14. Please revise the subheadings “Competition with large restaurant chains in the informal eating out and fast food restaurant markets,” ‘Laws and Regulations that affect our business,” and “Potential legal claims and complaints relating to food quality and healthiness” to briefly summarize the risks disclosed in each risk factor.

We have revised the subheadings as requested.

If we are unable to obtain funding, our business operations will be harmed, page 5

9.
Please revise the first full paragraph on page six to clarify the amount of funds you currently have available. Although you state in that paragraph that you have raised “$700 from [y]our Directors and $40,000 from a group of investors,” you disclose on page two that as of February 11, 2011 you had “approximately $14,025” in cash in your bank account.

We have revised the disclosure to clarify that the moneys previously raised have been used, in part, to pay offering expenses, and that the balance in our account (now approximately $12,705) is the balance that remains from the original funds raised under the Private Placement Offering and from our directors.

10.	Please revise the last sentence of the second paragraph to clarify that additional funding in the form of equity issuances may result in dilution to the shareholders.

We have added the clarification as requested.

Use of Proceeds, page 13

11.
Please reconcile your statement in the first paragraph that “we are making this offering without any minimum requirement,” with your disclosure in the first paragraph on the outside cover page of the prospectus that “[t]he minimum number of shares that the Company must sell in this Offering is 2,000,000 shares.”

We have corrected the statement to take into account the minimum number of shares that must be sold in the offering.

Description of Business, page l6

The Product, page 17

12.
We note your response to our prior comment 27. Please explain how a food serving containing 30 grams of fat, as stated on page 17, will appeal to health conscious people and vegetarians who understand the importance of eating salads and low fat diets.

We have removed the ‘health conscious’ claim. We have left in the reference to vegetarians because it is our belief that felafel will appeal to them. We do not make this claim as a statement of fact.

13.
Please revise your nutrition and pricing disclosure to clarify whether a felafel serving means a particular number of felafel balls, a felafel sandwich, felafel balls with salad, or some other type of meal.

We have given a complete breakdown of what goes into a felafel serving, including its nutritional content.

14.
Please explain your basis for the nutrition information provided. The information in the fourth paragraph on page 17 does not appear to coincide with the information found in the website indicated in footnote one. Additionally, it appears that a serving containing 80 grams of carbohydrates. 30 grams of protein and 30 grams of monounsaturated fat would exceed 700 calories, not the 600 calories disclosed.

We have given a complete nutritional breakdown for each element of the felafel serving.

Principal Markets and Marketing Strategy, page 18

15.
We note your response to our prior comment 29 and your related risk factor disclosure on page seven. Please revise your prospectus summary to disclose that you have not done any market research to determine either whether anyone has attempted to introduce felafel to the Latvian market or whether the taste of felafel appeals to the Latvian public.

We have revised the prospectus summary as requested.

Liquidity and Capital Resources, page 20

16.
We note disclosure that you will require $ 100,000 to establish a pilot restaurant. However, you will only receive $40,000 in proceeds if the minimum amount of company shares is sold in the offering. Please revise to disclose your capital resources in order for you to effectuate your plan of operation if you sell less than the maximum number of shares.

We have revised the disclosure to clarify that in the event that we raise less than the maximum amount under the offering, we will nevertheless be able to open our pilot restaurant albeit without all of the new equipment and other elements that we would like to have.

Plan of Operation, page 21

17.
We note your response to our prior comment 31 and reissue in part. Please revise this section significantly to explain with greater specificity the timelines, costs involved and intended sources of funds in both establishing your pilot restaurant and franchising your concept. In providing your timelines please include the steps and milestones you will encounter along the way to reaching these goals, along with the realistic costs involved. In addition, briefly describe your anticipated advertising and marketing efforts.

We have added the requested information.

Additional Equity Raises, page 22

18.	Please revise to define the term “PPO” as a private placement offering, if true.

We have removed the term “PPO” and used “private placement offering” instead.

Undertakings, page II-3

19.
We note your response to our prior comment 33. It appears that you have provided undertakings based on Regulation S-B, which has been rescinded and moved into Regulation S-K. Please revise to include the appropriate undertakings from Item 512 of Regulation S-K, including the undertaking for registrants subject to Rule 430C of the Securities Act, if applicable.

We have revised the undertakings to include the relevant undertakings from Item 512 of Regulation S-K.

Signatures, page II-4

20.
Please revise so that the second half of the signature page includes signatures indicating that they are being signed by persons in the individual capacity of principal financial officer and either controller or principal accounting officer.

We have revised the second half of the signature page as requested.

We hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commissions from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your assistance with our compliance with the disclosure requirements.

Very truly yours,
Idan Karako
/s/

President, Chief Executive Officer, Treasurer and Director
Felafel Corp.